CONSENT OF SNOWDEN MINING INDUSTRY CONSULTANTS (Pty) LTD.
(“SNOWDEN”)

Snowden consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The annual information form of the Company dated June 15, 2004 and the annual information form of the Company dated February 26, 2003, which includes reference to Snowden in connection with the Tabakoto and Segala Projects;

2.

The Management Discussion and Analyses for each of the first three quarters of 2003 for the periods ended March 31, June 30 and September 30, 2003 regarding the Segala Project, and;

3.

The material change report dated August 12, 2003 for the press release dated August 11, 2003 regarding Segala and Tabakoto Projects,  the material change report and press release dated March 6, 2003 regarding the Segala Project, and the material change reports and press releases dated May 3 and 21, 2004, regarding the revision of technical reports.

June 21, 2004, at Vancouver, Canada

“signed”
________________
signing officer, Snowden

print name

Richard Goodwin